[redacted]

11021943

*AB 5/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-67486

REPORT FOR THE PERIOD BEGINNING	01/01/10	AND ENDING	12/31/10
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Correspondent Services, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8006 Discovery Drive, Suite 400
(No. and Street)

Richmond	Virginia	23229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 28 2011
REGISTRATIONS BRANCH
15

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Clearview Correspondent Services LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Notary Public 283212 Expires 9/30/2011

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clearview Correspondent Services, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 1,809,603
Cash segregated under federal regulations	308,292,832
Securities owned, fair value	16,383,909
Securities borrowed	757,300
Receivable from brokers, dealers and clearing organizations	28,447,606
Receivable from customers	102,128,453
Receivable from related parties	405,097
Receivable from Parent	507,904
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $520,691)	320,516
Goodwill	3,446,900
Deferred tax asset	221,988
Other assets	786,805
Total assets	$ 463,508,913
Liabilities and member's equity	
Short-term borrowing with affiliate	$ 36,220,822
Payable to brokers, dealers and clearing organizations	23,495,613
Payable to customers	320,738,245
Payable to fully-disclosed correspondents	19,540,554
Payable to related parties	164,641
Accrued expenses, compensation and other liabilities	16,900,302
Total liabilities	417,060,177
Member's equity	
Member's equity	46,448,736
Total liabilities and member's equity	$ 463,508,913

The accompanying notes are an integral part of these financial statements.

CLEARVIEW

CORRESPONDENT SERVICES

(a wholly-owned subsidiary of BB&T Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 1,809603
Cash segregated under federal regulations	308,292,832
Securities owned, fair value	16,383,909
Securities borrowed	757,300
Receivable from brokers, dealers and clearing organizations	28,447,606
Receivable from client	102,128,453
Receivable from related parties...	405,097
Receivable from Parent	507,904
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $520,691)	320,516
Goodwill	3,446,900
Deferred tax asset	221,988
Other assets	786,805
Total assets	$ 463,508,913

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowing with affiliate	$ 36,220,822
Payable to brokers, dealers and clearing organizations	23,495,613
Payable to client	320,738,245
Payable to fully-disclosed correspondents	19,540,554
Payable to related parties	164,641
Accrued expenses, compensation, and other liabilities	16,900,302
Total liabilities	417,060,177
Member's equity	46,448,736
Total liabilities & member's equity	$ 463,508,913

The accompanying notes are an integral part of the Statement of Financial Condition.

Report of Independent Auditors

To the Board of Managers and Member of
Clearview Correspondent Services, LLC
(a wholly-owned subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Clearview Correspondent Services, LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011
Charlotte, NC

1. Organization and Description of Business

Clearview Correspondent Services, LLC (the "Company") was established during 2006 as a broker-dealer to provide correspondent clearing services to other broker-dealers and entities involved in the securities industry. Operations commenced in October 2007. The Company is a wholly-owned subsidiary of BB&T Corporation ("Parent"), sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

As a correspondent clearing firm, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis. As such, the Company will not carry customer accounts of its own, but will only accept accounts introduced by an introducing firm.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates.

Cash and cash equivalents

Cash and cash equivalents represent amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation. Cash and cash equivalents have original maturities of three months or less.

Securities borrowed

Securities borrowed for cash collateral are accounted for as financing transactions and are included in the statement of financial condition at the amount of cash advanced in connection with the transactions. Interest expense is recorded on an accrual basis. The Company measures the fair value of the securities borrowed, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("Topic 820"), against the collateral on a daily basis, and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Client securities transactions

Customer securities transactions are recorded on a settlement date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others, in accordance with Topic 820. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from clients residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements is based on both straight-line and accelerated methods. Depreciation on furniture and equipment is recorded over the estimated useful lives of the assets (ranging from three to seven years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Goodwill
Goodwill represents the cost in excess of the fair value of net assets acquired. Goodwill is not amortized over an estimated useful life, but rather is tested at least annually for impairment. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible reduction in the fair value of the Company below its carrying amount. Through December 31, 2010, the Company did not record any goodwill impairment based on its testing.

Fair Value Measurements
Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Income taxes
The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $16,383,909 for the year ended December 31, 2010, that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for identical or similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company held no Level 2 assets for the year ended December 31, 2010.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets for the year ended December 31, 2010.

4. Cash Segregated Under Federal Regulations

At December 31, 2010, cash of $300,269,597 was segregated in special reserve bank accounts for the exclusive benefit of clients under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of client-related credits over client-related debits. As of December 31, 2010, the calculation indicated that the excess of these total credits over total debits was $245,913,339. On January 3, 2011, a withdrawal of $29,704,667 was made.

The Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At December 31, 2010, the Company had a PAIB deposit segregated in special reserve bank accounts of $8,023,235 with no PAIB deposit requirement.

5. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2010, were as follows:

	Receivable	Payable
Fails to deliver and receive	$ 19,076,709	$ 20,159,850
Clearing organizations	2,086,730	3,004,514
Other	7,284,167	331,249
Total	$ 28,447,606	$ 23,495,613

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2010:

Furniture and equipment	$ 131,205
Alterations and improvements	93,550
Computer equipment	128,476
Computer software	487,976
Less: accumulated depreciation	(520,691)
Total	$ 320,516

7. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the loan equal to available collateral. The line of credit may be collateralized with clients' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2010, there were no borrowings outstanding in connection with the line of credit. Borrowings throughout 2010 had an effective interest rate that ranged from 1.50% to 1.38% per annum. There is no established maturity date under the agreement with this institution. Additional bank lines of credit are available on a short-term basis.

The Company also maintains an unsecured line of credit from the Parent totaling $575,000,000. As of December 31, 2010, there were no borrowings outstanding under this line of credit. Borrowings throughout 2010 had an effective interest rate which ranged from 0.60% to 0.48% per annum. There is no established maturity date under the agreement with the Parent.

8. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities, included in the Statement of Financial Condition, at December 31, 2010, are as follows:

Deferred tax assets:	
Accrued expenses	$ 116,691
Deferred compensation	115,906
Depreciation	36,540
Intangibles	1,965
Equity-based compensation	45,576
Total deferred tax assets	$ 316,677
Deferred tax liabilities:	
Other	$ 94,689
Total deferred liabilities	94,689
Net deferred liabilities	$ 221,988

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, Income Taxes, and recognized no adjustments in the liability for unrecognized income tax benefits as of December 31, 2010. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010. The Company is subject to U.S. income taxes as well as various state and local jurisdictions.

9. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2010, the Company had net capital of $38,209,575, which was $35,205,040 in excess of its minimum net capital requirement of $3,004,535. Net capital as a percent of aggregate debit balances was 25.43% at December 31, 2010.

10. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For regular employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

Certain employees of the Company participate in the Parent's equity-based compensation plans, which provide for the issuance of the Parent's share-related awards, such as share options and restricted share units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Parent measures the fair value of restricted shares based on the price of the Parent's common stock on the grant date and the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

11. Related Party Transactions

The Company is a member of a group of affiliated companies and, as disclosed below and in Notes 7 and 13, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2010, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent with a net balance of $500,000 in cash and $2,727,894 in cash segregated under federal regulations. The Company had accrued income receivable from the Parent in the amount of $507,904 at December 31, 2010, and is included in Receivable from Parent in the Statement of Financial Condition. Other miscellaneous receivables from the Parent totaled $28,020 at December 31, 2010, and are included in other assets in the Statement of Financial Condition.

The Company provides services to an affiliated company, Scott & Stringfellow, LLC, a wholly-owned subsidiary of the Parent. Pricing for clearing services is established through mutual agreement between the two companies and therefore, it is possible that the terms of this pricing arrangement are not the same as those that would result from transactions among wholly unrelated parties.

Scott & Stringfellow, LLC provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as certain other administrative services.

At December 31, 2010, the Company had a payable to Scott & Stringfellow, LLC in the amount of $55,661,944. Of this amount, $36,220,822 was a result of short-term borrowings with an affiliate for securities purchased and sold for Scott & Stringfellow, LLC. The remaining $19,441,122 resulted from unsettled operational amounts, such as client margin interest and commissions due to Scott and Stringfellow, LLC, and is part of the $19,540,554 balance of payable to fully-disclosed correspondents in the Statement of Financial Condition.

During 2010, the Company entered into a sublease agreement with Scott & Stringfellow, LLC. The sublease agreement contains a cancelable term with no renewal options expiring in 2013.

12. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to credit and market risks that are not reflected on the Statement of Financial Condition, in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with its client activities, including client accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, client are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's client activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

13. Commitments and Contingencies

During 2010, the Company entered into a sublease agreement with Scott & Stringfellow. The sublease agreement contains a cancelable term with no renewal options expiring in 2013. At December 31, 2010, the Company had minimum lease obligations related to this and other non-cancelable operating leases as follows:

For the years ending December 31:	
2011	$ 338,197
2012	324,922
2013	132,321
2014	-
2015	-
Thereafter	-
Total minimum future payments	$ 795,440

14. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, the Company's management believes that such proceedings will not have a material adverse effect on the financial position of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position.

15. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through the date of this Statement of Financial Condition.